Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(in thousands)

						Nine Months
						Ended
	Fiscal Year Ended December 31,					September 30,
	2012(x)	2013	2014	2015	2016	2017
Fixed charges:
Interest expense	$0	$0	$0	$0	$0	$0
Interest portion of rental expense*	0	2	45	113	181	172
Total fixed charges	$0	$2	$45	$113	$181	$ 172
Earnings:
Pre-tax loss from continuing operations	$(120)	$(4,213)	$(27,139)	$(27,130)	$(22,499)	$ (21,149)
Fixed charges	0	2	45	113	181	172
Total earnings	$(120)	$(4,211)	$(27,094)	$(27,017)	$(22,318)	$ (20,977)
Ratio of earnings to combined fixed charges	(a)	(b)	(c)	(d)	(e)	(f)

* Represents estimated interest associated with certain facility and equipment leases (at an assumed rate of 33% of total rent expense for facility and equipment leases, which management believes is a reasonable approximation of the interest factor).
(x) From inception (September 25, 2012) through December 31, 2012.
(a) Earnings for the fiscal year ended December 31, 2012 were inadequate to cover fixed charges. The coverage deficiency was approximately $120,000.
(b) Earnings in fiscal year ended December 31, 2013 were inadequate to cover fixed charges. The coverage deficiency was approximately $4.2 million.
(c) Earnings in fiscal year ended December 31, 2014 were inadequate to cover fixed charges. The coverage deficiency was approximately $27.1 million.
(d) Earnings in fiscal year ended December 31, 2015 were inadequate to cover fixed charges. The coverage deficiency was approximately $27.0 million.
(e) Earnings in fiscal year ended December 31, 2016 were inadequate to cover fixed charges. The coverage deficiency was approximately $22.3 million.
(f) Earnings in fiscal year ended September 30, 2017 were inadequate to cover fixed charges. The coverage deficiency was approximately $21.0 million.